[redacted]

11015199

UNIT
SECURITIES AND E
Washing

SEC MAIL PROCESSING
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
~~8-48462~~ 47498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PLANNER SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 EAST 52ND ST, 7TH FL
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRIS ZUCCARO **(646) 381-7002**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
METIS GROUP LLC
(Name – *of individual, state last, first, middle name*)

14 PENN PLAZA – SUITE 1800	NEW YORK	NY	10122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

31A

OATH OR AFFIRMATION

I, CHRIS ZUCCARO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PLANNER SECURITIES LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oath or Affirmation

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Planner Securities LLC (the "Company") at and for the year ended December 31, 2010 are true and correct. Based upon information available to the undersigned, neither the company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client. The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of The New York Stock Exchange, Inc.

, President

Name
Title
Planner Securities LLC

, CFO

Name
Title
Planner Securities LLC

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

Planner Securities LLC

Financial Statements and Supplemental Information with Report and Supplementary Report of Independent Auditors

For the Year Ended December 31, 2010

METis group LLC

CERTIFIED PUBLIC ACCOUNTANTS

Planner Securities LLC

Financial Statements

For the Year Ended December 31, 2010

Planner Securities LLC

Contents

METiS group LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • NEW YORK, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Auditor's Report

To the Member
Planner Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Planner Securities LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planner Securities LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 23, 2011

Planner Securities LLC

Statement of Financial Condition
December 31, 2010

ASSETS		
Cash and cash equivalents	$	328,523
Due from clearing organization		95,476
Other assets		13,008
TOTAL ASSETS	**$**	**437,007**
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES		
Accrued expenses	$	18,045
TOTAL LIABILITIES		18,045
MEMBERS' CAPITAL		
Capital		418,962
TOTAL LIABILITIES & MEMBERS' CAPITAL	**$**	**437,007**

The accompanying notes are an integral part of these financial statements.

Planner Securities LLC

Statement of Operations
For the Year Ended December 31, 2010

REVENUES		
Net trading income	$	5,447
Interest income		1,501
Other income		100
Total Revenues		**7,048**
EXPENSES		
Employee compensation and benefits		530,547
Communication and data processing		92,154
Occupancy and Equipment expense		229,667
Professional fees		153,256
Brokerage and clearing		42,827
Other operating expense		23,445
Total Expenses		**1,071,896**
Loss before income taxes		(1,064,848)
Provision for income taxes		-
Net Loss	$	**(1,064,848)**

The accompanying notes are an integral part of these financial statements.

Planner Securities LLC

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(1,064,848)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Net changes in:		
Due from clearing broker		6,388
Other assets		(9,123)
Accounts payable		(7,705)
Accrued expenses		(9,476)
Total adjustments		(19,916)
Net cash used in operating activities		(1,084,764)
Cash flows from financing activities:		
Capital contributions		915,000
Net cash provided by financing activities		915,000
Net decrease in cash and cash equivalents		(169,764)
Cash and cash equivalents, beginning of year		498,287
Cash and cash equivalents, end of year	$	**328,523**

Supplementary disclosure of cash flow information:		
Cash payments for income taxes	$	-
Cash payments for interest	$	-

The accompanying notes are an integral part of these financial statements.

Planner Securities LLC

Statement of Changes in Member's Capital
For the Year Ended December 31, 2010

Beginning Balance, January 1, 2010	$	$568,810
Capital contributions		915,000
Net loss		(1,064,848)
Ending Balance, December 31, 2010	$	418,962

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Planner Securities LLC (the "Company") is a broker-dealer engaged in the business of selling corporate debt securities, corporate equity securities over-the-counter, mutual fund retailer and foreign exchange listed securities. The Company is a member of Financial Industry Regulatory Authority ("FINRA") and is subject to the relevant laws and regulations of FINRA and the U.S. Securities and Exchange Commission (SEC).

The Company was organized as a limited liability company in the State of Delaware on December 10, 2008, and merged in January 2009 with and into an existing broker-dealer, Almarc Trading, LP, which was a Nevada limited liability partnership formed in the State of Nevada in 2001.

The Company is owned by Planner International Inc., a Virgin Islands corporation, who had purchased all of the issued and outstanding partnership interests of Almarc Trading, LP, on December 10, 2008. Planner Securities LLC and Planner International Inc., are part of the Planner Corretora de Valores S.A. group (Planner Group) of Brazil.

Currently, the Company is dependent upon financial support from the Planner Group.

2. Significant Accounting Policies

Basis of Accounting

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Significant Accounting Policies – cont'd

Cash and Cash Equivalents
The Company considers money market accounts to be cash equivalents. The Company maintains its cash balances in bank accounts with one financial institution, which at times, may exceed federally insured limits. The Company does not consider the risk of any losses in such accounts to be significant.

Income taxes
The limited liability company is not subject to income taxes since all income and losses are passed through to members during their respective periods of ownership.

Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Transactions with Clearing Agents and Broker-Dealers

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company and requires the Company to maintain a minimum deposit of $250,000. Amounts due from the clearing agent consist primarily of the required deposit and trading account balances.

4. Capital Transactions

During 2010, Planner International Inc. contributed $915,000 in capital to Planner Securities LLC from fund supplied by the Planner Group.

5. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company's net capital was approximately $405,954, which was approximately $155,954 in excess of its minimum requirement of $250,000.

6. **Rentals Under Operating Leases**

The Company conducts its operations from leased office facilities in New York City under a non-cancelable operating lease, which expires in January 2012. The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses.

Future minimum lease payments under the lease are as follows:

Year Ending December 31:		
2011	$	186,000
2012		16,000
Total	$	202,000

7. **Commitments and Contingencies**

The Company introduces its customer transactions to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions.

8. **Subsequent Events**

Subsequent events have been evaluated through February 23, 2011, which is the date the financial statements were available to be issued.

Supplemental Schedule

Planner Securities LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

NET CAPITAL

Total Member's capital as of December 31, 2010		$ 418,962
Less non-allowable assets:		
Other assets	$ 13,008	
Total non-allowable assets		13,008
Net capital		$ 405,954

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Aggregate indebtedness	$ 18,045
Greater of 6 2/3% of aggregate indebtedness or minimum dollar requirement of reporting broker dealer ($250,000)	$ 250,000
Excess net capital	$ 155,954
Ratio of aggregate indebtedness to net capital	0.04 to 1

There are no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA of Form X-17A-5 filing by Planner Securities LLC as of December 31, 2010.

Supplementary Report

METiS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE NJ • NEW YORK, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Members
Planner Securities LLC
New York, New York

In planning and performing our audit of the financial statements and the supplemental schedule of Planner Securities LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 23, 2011